UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

 (Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number: 333-38196

A.	Full title of the plan and the address of the plan, if different from that of the issuer name below:

IMATION RETIREMENT INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

IMATION CORP.
1 Imation Way
Oakdale, Minnesota 55128-3414

IMATION RETIREMENT INVESTMENT PLAN

INDEX

PAGE

Report of Independent Registered Public Accounting Firm	3
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013	4
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2014 and 2013	5
Notes to Financial Statements	6
Supplemental Schedule:
Schedule of Assets (Held at End of Year) as of December 31, 2014	13
Signature	14
Exhibit Index	15
Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Pension and Retirement
Committee of Imation Corp.
Imation Retirement Investment Plan
We have audited the accompanying statements of net assets available for benefits of Imation Retirement Investment Plan (the “Plan”) as of December 31, 2014 and 2013 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Imation Retirement Investment Plan as of December 31, 2014 and 2013 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of Imation Retirement Investment Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Minneapolis, Minnesota
June 15, 2015

IMATION RETIREMENT INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2014	2013
Assets
Investments - at fair value	$139,260,055	$155,611,060
Notes receivables from participants	588,424	612,814
Receivable from employer	1,253,520	707,479
Other receivables	7,396	10
Total assets	141,109,395	156,931,363

Liabilities
Other liabilities	42,759	122,194
Total liabilities	42,759	122,194

Net Assets Available for Benefits at Fair Value	141,066,636	156,809,169
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(324,843)	(399,865)
Net Assets Available for Benefits	$140,741,793	$156,409,304

The accompanying notes are an integral part of the financial statements.

IMATION RETIREMENT INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2014	2013
Contributions:
Participant	$2,614,945	$3,187,331
Employer	2,377,054	2,256,583
Rollover contributions	360,116	619,605
	5,352,115	6,063,519
Investment income:
Net appreciation in fair value of investments	2,358,622	24,324,196
Dividend income	6,881,304	4,815,925
Interest income	26,014	28,530
	9,265,940	29,168,651
Deductions:
Benefits paid to participants	(30,181,772)	(31,337,919)
Administrative expenses	(103,794)	(132,942)
	(30,285,566)	(31,470,861)

Net increase (decrease)	(15,667,511)	3,761,309

Net assets available for benefits, beginning of year	156,409,304	152,647,995
Net assets available for benefits, end of year	$140,741,793	$156,409,304

The accompanying notes are an integral part of the financial statements.

IMATION RETIREMENT INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan
The following description of the Imation Retirement Investment Plan (the Plan) is provided for general information purposes only. Participants and all other users of these financial statements should refer to the Plan document and summary plan description for complete information regarding the Plan's definitions, benefits, eligibility and other matters.
General
Imation Corp. ("Imation", "the Company", "we", "us" or "our") became an independent, publicly-held company as of July 1, 1996, when 3M Company (3M) spun-off its data storage and imaging systems businesses (Distribution). In connection with the Distribution, we established the Plan effective July 1, 1996 for the benefit of our employees. Effective July 1, 1996, the account balances of all of our employees who were formerly employed by 3M and the respective plan assets and liabilities attributable to such account balances were transferred from the 3M Voluntary Investment Plan (VIP) and Employee Stock Ownership Plan to the Plan.
Effective January 1, 2004, the Plan was amended and restated as a single profit sharing plan consisting of a profit sharing portion and a stock bonus portion. The stock bonus portion of the Plan constitutes an employee stock ownership plan (an ESOP) within the meaning of Section 4975(e)(7) of the Internal Revenue Code (IRC) and is designed to invest primarily in Imation common stock (referred to in the Plan as the "Imation Stock Fund"). Pre-tax salary deferrals, after-tax Roth contributions (which were added to the Plan in January 2014), matching contributions and performance pays contributions are made to the profit sharing portion of the Plan. Our contributions to the Company Matching Contribution Account (CMA) and Performance Pays Account (PPA) were initially invested in Imation common stock (the ESOP in the stock bonus portion of the Plan). Effective January 1, 2010, the Plan was restated in its entirety and continued the basic Plan design features from the 2004 restatement as described in this paragraph. Effective January 1, 2015, the Plan was amended to prohibit new investments in the Imation Stock Fund and all Company matching contributions and performance pays contributions (if any) made after December 31, 2014 will be made in cash.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Active United States regular salaried and hourly employees of Imation Corp. and its affiliates that have adopted the Plan are immediately eligible to participate in the Plan.
Contributions
Participant Contributions and Rollovers
There are six accounts in the Plan that relate to participant contributions and the related earnings thereon: the Retirement Savings Account (RSA), the Roth 401(k) Account, the Thrift Account, the Individual Retirement Account (IRA), the Rollover Account and the Roth Rollover Account.
The RSA contains the amounts attributable to participants' pre-tax contributions made under the provisions of the Plan, along with pre-tax contribution amounts attributed to the participants' RSA accounts which were transferred from the VIP Plan. The Roth 401(k) Account contains the amounts attributable to participants' after-tax contributions made under the provisions of the Plan. The Plan allows participants to contribute from 1 percent to 60 percent of their annual compensation to the RSA, Roth 401(k) Account, or any combination thereof, through 401(k) contributions, not to exceed Internal Revenue Service (IRS) limits of $17,500 in 2014 and 2013. The Plan also allows participants who are age 50 or older to make catch-up contributions to the RSA, Roth 401(k) Account, or any combination thereof, up to $5,500 in 2014 and 2013. Participants may change the level of their contributions daily. These changes are effective at the beginning of the succeeding payroll period.
The Thrift Account and the IRA represent participant accounts under the VIP that were transferred into the Plan as of July 1, 1996. The Thrift Account contains the amounts attributable to participants' after-tax contributions made under the provisions of the VIP. The IRA represents the amounts attributable to participants' deductible employee contributions made under the provisions of the VIP in effect prior to 1987. No additional contributions may be made to the Thrift Account and IRA under the Plan.
The Rollover Account and the Roth Rollover Account contain the amounts transferred to the Plan from the VIP Rollover Account and/or any other rollover contributions participants have elected to rollover to the Plan from former employers' qualified plans.
Company Contributions
There are two accounts in the Plan that include our contributions and related earnings: the CMA and the PPA.

We make matching contributions each payroll period to eligible participants' CMA. Our matching contributions are made based on a formula described in the Plan document and summary plan description (and safe harbor notice distributed to employees) which for 2014 and 2013 was: one hundred percent of a participant's 401(k) contributions for a payroll period that are not more than five percent of such participant's eligible earnings for the payroll period. The Plan also includes a true-up provision under which a participant's matching contributions were re-determined on the last day of the Plan year based on the participant's 401(k) contributions and eligible earnings during the Plan year. Prior to January 1, 2015, our matching contributions were made to a participant's CMA, using Imation common stock held in treasury and were contributed to the ESOP portion of the Plan. Participants may transfer their Plan investment in Imation common stock received from the matching contribution and to one or more of the other investment funds available under the Plan at any time after it is received, subject to rules for insiders as discussed under Transfers between Plan Investment Fund Options later in this note. After January 1, 2015, Company matching contributions will be made in cash and will be allocated to the participant's chosen investments in the same percentage allocation as their individual contributions.
At our discretion, we may make contributions to the PPA if certain financial targets are met, with such contributions based on a percentage of eligible participants' compensation. If we make contributions to the PPA, these contributions prior to January 1, 2015, were made using Imation common stock held in treasury or cash and are contributed to the ESOP portion of the Plan. Any PPA contributions made after December 31, 2014 are made in cash. For the Plan year ended December 31, 2014, the Company approved a discretionary PPA contribution of $937,351 which was made in cash subsequent to December 31, 2014 and is therefore recorded as a receivable from employer on the Statement of Net Assets Available for Plan Benefits at December 31, 2014. For the Plan year ended December 31, 2013, the Company approved a discretionary PPA contribution of $416,301 which was made using Imation common stock held in treasury subsequent to December 31, 2013 and is therefore recorded as a receivable from employer on the Statement of Nets Assets Available for Plan Benefits at December 31, 2013.
In addition to the CMA and PPA, the pre-July 1, 1996 Company Contribution Account (CCA) contains assets attributable to contributions received from 3M under the VIP Plan that were transferred into the Plan as of July 1, 1996 (and subsequent related earnings). We do not make contributions to the CCA.
Vesting
Participants have a fully vested, non-forfeitable interest in all of their accounts under the Plan at all times.
Benefits Paid to Participants
Subject to certain federal tax considerations, participants may withdraw funds from the Thrift Account, IRA, Rollover Account or Roth Rollover Account at any time. Participants who are still employed with us or our affiliates may elect to receive withdrawals of contributions made to the RSA or Roth 401(k) if they have experienced certain financial hardships (as defined under the Plan). Participants may withdraw funds from the RSA, Roth 401(k) Account, CMA, PPA or CCA when they reach age 59-1/2, terminate employment or become disabled (as defined in the Plan). Participants' accounts are paid to their Plan beneficiaries upon death. Participants may elect to receive their benefits in the form of a lump sum payment. Other payment options are available for participants who meet specific conditions: participants who are disabled may elect to receive distributions in the form of two or more partial payments and participants who terminate employment after reaching age 55 may elect to receive distributions in the form of monthly, quarterly, semi-annual or annual installment payments. Payments to terminated Plan participants and beneficiaries from accounts that have a balance of $1,000 or less will be made as soon as administratively possible in the form of a single lump sum payment. Participants may elect to receive cash payments for dividends paid, if any, on our stock held in their ESOP accounts if they do not want to have such dividends reinvested in their ESOP accounts.
Participant Accounts and Balances
Each participant's account is credited with participant and Company contributions (described above) and with investment earnings. The value of the participant's account is reduced by investment losses and the amount of Plan administrative expenses allocated to the participant's account.
Participants may direct the investment of their Plan accounts in a variety of investment funds available under the Plan, including mutual funds, commingled trust funds and cash equivalents. The Plan also maintains an Imation Stock Fund, which is invested in Imation common stock. Participants may transfer amounts out of the Imation Stock Fund into other Plan investments. Effective January 1, 2015, participants may not transfer any amounts into the Imation Stock Fund. The Plan maintains a 3M Stock Fund (from historical rollovers), which is invested in 3M common stock. Participants may transfer amounts out of the 3M Stock Fund and into other Plan investments; they may not, however, transfer any amounts into the 3M Stock Fund.

Notes Receivable from Participants
Participants may borrow against their RSA, Rollover Account, Roth 401(k) Account, Roth Rollover Account, CMA and CCA balances. An individual participant may not have more than two notes receivable outstanding at any time. The maximum amount of a participant's loans may not exceed the lesser of the following at any time:

•	50 percent of the combined value of the participant's balances in the RSA, Rollover Account, Roth 401(k) Account, Roth Rollover Account, CMA and CCA; and

•	$50,000 reduced by the excess of the participant's highest outstanding notes receivable balance during the 12-month period ending on the date of the new loan.
The minimum loan amount is $500. Note terms range from one to 60 months at annual interest rates equal to the prime rate on the 15th of the calendar month before the month in which the loan is granted plus 1 percent. Principal and interest are repaid through regular payroll deductions. Interest rates on outstanding notes at December 31, 2014 and 2013 ranged from 4.25 percent to 10.50 percent. Notes outstanding at December 31, 2014 mature at various dates through December 2019.
Transfers between Plan Investment Fund Options
Participants are responsible for directing the investment of their Plan Account balances between the Plan's various investment fund options, provided that insiders who may have access to material non-public information may be constrained from executing trades related to Imation stock pursuant to our policy on Trading in Securities of Imation Corp. and by applicable federal and state securities laws.
Administrative Costs
For the years ended December 31, 2014 and 2013, some Plan administrative costs were paid by Imation and some were paid by the Plan. We elected to pay all internal administrative costs of the Plan. Generally, external Plan administrative costs (including participant communication expenses, trustee fees, legal fees, auditor fees, recordkeeping fees and investment management expenses) are paid by the Plan.
Plan Amendments and Termination
We may amend the Plan at any time. In addition, although we have not expressed any intent to do so, we may discontinue contributions under the Plan and reserve the right to terminate the Plan at any time, subject to the provisions of ERISA and the Internal Revenue Code. In the event of Plan termination, the net assets of the Plan will be distributed to the participants (and alternate payees and beneficiaries of deceased participants) in accordance with the Plan document and applicable laws.
The Plan had the following amendments that were effective during the 2013 and 2014 plan years. The Fourth Amendment to the Plan, adopted on December 31, 2012, and the Fifth Amendment to the Plan, adopted on May 13, 2013, add after-tax Roth contribution provisions to the Plan so that beginning in January 2014 employees may make after-tax Roth 401(k) contributions in addition to, or in lieu of, pre-tax 401(k) contributions. The Fourth Amendment to the Plan also revises the Plan's default investment rules for a participant who is automatically enrolled in the Plan but who has not made an affirmative investment election. The Sixth Amendment to the Plan, adopted on August 20, 2014, prohibits new investment in the Imation Stock Fund and provides that all matching contributions and performance pays contributions (if any) made by the Company and deposited in the Plan's trust after December 31, 2014 are made in cash. These amendments did not impact the Statements of Net Assets Available for Benefits or the Statements of Changes in Net Assets Available for Benefits.
Note 2 - Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan have been prepared under the accrual method of accounting.
Investment Valuation and Investment Income
Investments of the Plan as of December 31, 2014 and 2013 consist primarily of mutual funds, commingled trust funds, Imation common stock and 3M common stock. The investments in mutual funds and common stock are stated at fair value as determined by quoted market prices. The investments in the commingled trust funds are stated at fair value as determined by the quoted market prices of the underlying investments. The fair value of investments includes accrued investment income. See Note 5 - Fair Value Measurements for more information on the fair value of the Plan investments. Also see Note 4 - Investment Contracts for discussion of adjusting fair value of fully benefit-responsive investment contracts held by a commingled trust fund to contract value.
Purchases and sales of investments are recorded on a trade date basis. Interest is recorded as earned on an accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents the net appreciation (depreciation) of the fair value of its investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments, in the Statements of Changes in Net Assets Available for Benefits.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. In accordance with IRS rules, note receivable defaults by participants who are not eligible to receive actual distributions from the Plan, such as participants who are active employees, are treated as “deemed” distributions under the Plan. In the event of a deemed distribution, although the outstanding note receivable balance is reported as taxable income to that participant, the note receivable balance remains on the participant's Plan accounts until the participant is eligible to receive a distribution from the Plan. Defaulted notes receivable of participants who are eligible to receive distributions from the Plan are reclassified as distributions and offset from their Plan account balances.
Contributions
Contributions from participants are recorded in the period we make payroll deductions from Plan participants. Prior to January 1, 2015, the Plan makes matching contributions by allocating shares of Imation common stock to the respective participants' CMA based on the timing of the respective participant contributions. Company matching contributions and performance pays contributions (if any) deposited in the Plan after December 31, 2014 are made in cash.
Benefits Paid to Participants
Benefits are recorded when paid.
Use of Estimates
The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan provides for various investment fund options, which invest in combinations of stocks, bonds, mutual funds and other investment securities. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur. Such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits, and those changes could be unfavorable.

Note 3 - Investments
The following table presents the value of investments as of December 31, 2014 and 2013, with those individual investments representing 5% or more of the Plan's net assets separately identified:

	As of December 31,
	2014		2013
Investments - at fair value:
Money market funds:
Fidelity Institutional Cash Portfolio	$238,348		$259,039
Mutual funds:
Fidelity Dividend Growth Fund - Class K	14,481,589	*	14,499,060	*
FMI Large Cap Fund	12,956,893	*	13,551,042	*
Fidelity Growth Company Fund	10,862,120	*	10,571,279	*
Harbor International Fund	10,580,118	*	14,592,768	*
PIMCO Total Return Fund - Institutional	6,826,691		9,251,240	*
Stephens Growth Fund	4,606,404		6,480,145
Fidelity Freedom 2020 Fund - Class K	3,651,019		2,997,516
Fidelity Freedom 2025 Fund - Class K	3,370,081		2,924,691
Wells Fargo Small Company Value Fund	2,341,959		3,066,067
Fidelity Freedom 2035 Fund - Class K	1,830,676		1,530,432
Fidelity Freedom 2030 Fund - Class K	1,653,597		1,757,702
Fidelity Freedom 2015 Fund - Class K	1,518,790		1,146,828
Fidelity Freedom 2010 Fund - Class K	832,915		1,413,077
Fidelity Freedom 2040 Fund - Class K	716,322		711,386
Vanguard Inflation Protected Securities Fund	656,524		479,935
Fidelity Freedom 2045 Fund - Class K	506,085		398,033
Fidelity Freedom Income Fund - Class K	394,074		858,827
Fidelity Freedom 2050 Fund - Class K	304,540		220,439
Fidelity Freedom 2055 Fund - Class K	234,604		494,149
Fidelity Freedom 2005 Fund - Class K	218,482		211,253
Fidelity Freedom 2000 Fund - Class K	—		109,596
Commingled trust funds:
Fidelity Managed Income Portfolio II - Stable Value Funds	22,570,290	*	28,406,795	*
Fidelity U.S. Equity Index Commingled Pool - Total Return Funds	20,905,180	*	20,497,643	*
Common stock funds:
3M Company	13,054,402	*	14,641,679	*
Imation Corp	3,948,352		4,540,439
Total investments	$139,260,055		$155,611,060

* Represents 5% or more of the Plan’s net assets.
The net appreciation (depreciation) in fair value of investments for the year ended December 31, 2014 and 2013, including investments purchased or sold, as well as those held during the year, were as follows:

	Year Ended December 31,
	2014	2013

Mutual funds	$(1,315,576)	$13,374,400
Commingled trust funds	2,633,680	5,610,361
Common stock funds	1,040,518	5,339,435
Net appreciation in fair value of investments	$2,358,622	$24,324,196
Note 4 - Investment Contracts
The Plan invests in investment contracts through the Fidelity Managed Income Portfolio II Fund (MIP2), one of the commingled trust fund investment options available under the Plan. As described in Accounting Standards Codification (ASC) 962, Plan Accounting - Defined Contribution Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by ASC 962, the Statements of Net Assets Available for Benefits present the fair value and the adjustment from fair value to contract value for the investment contracts. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.
Note 5 - Fair Value Measurements
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability, or the exit price in an orderly transaction between market participants on the measurement date. A three-level hierarchy is used for fair value measurements based upon the observability of the inputs to the valuation of an asset as of the measurement date. Level 1 measurements consist of unadjusted quoted prices in active markets for identical assets. Level 2 measurements include quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset. Level 3 measurements include significant unobservable inputs. A financial instrument's level within the hierarchy is based on the highest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for assets measured at fair value.
Money market and mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year end based on quoted prices in active markets. Accordingly, these investments are classified as Level 1 financial instruments. See below for further discussion of investments valued at NAV.
Commingled trust funds: Valued at the quoted market prices of the underlying investments in the trust. Underlying securities for which quotations are readily available are valued at the quoted market price based on the closing price reported on the active market on which the individual securities are traded. Underlying securities for which quotations are not readily available are valued at original cost plus accrued interest or at amortized cost, which approximates fair value. Investments in underlying funds are valued at their closing NAV. The investment objective of the stable value fund is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. The investment objective of the total return fund is to provide investment results that correspond to the total return performance of common stocks publicly traded in the United States. See below for further discussion of investments valued at NAV. Certain commingled trust funds contain guaranteed investment contracts which are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. Accordingly, these investments are classified as Level 2 financial instruments.
Commingled trust funds are valued using NAV of shares held as of December 31, 2014 and 2013. The NAV is computed by dividing net assets by the total number of shares outstanding. In relation to these investments, there are no unfunded commitments and shares can be redeemed with minimal restrictions and can do so daily. Events that may lead to a restriction to transact with the funds are not considered probable.
Common stock funds: Valued at the quoted market price based on the closing price reported on the active market on which the individual securities are traded. Accordingly, these investments are classified as Level 1 financial instruments.
The methods described above may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different value measurement at the reporting date.
The Plan's assets at fair value as of December 31, 2014 were as follows:

	Total	Level 1	Level 2	Level 3
Money market funds	$238,348	$238,348	$—	$—
Mutual funds:
Equity investments large cap	60,445,569	60,445,569	—	—
Equity investments small cap	6,948,363	6,948,363	—	—
Corporate bonds	11,149,551	11,149,551	—	—
Commingled trust funds:
Stable value funds	22,570,290	—	22,570,290	—
Total return funds	20,905,180	—	20,905,180	—
Common stock funds:
U.S. large cap	13,054,402	13,054,402	—	—
U.S. mid cap	3,948,352	3,948,352	—	—
Total	$139,260,055	$95,784,585	$43,475,470	$—
The Plan's assets at fair value as of December 31, 2013 were as follows:

	Total	Level 1	Level 2	Level 3
Money market funds	$259,039	$259,039	$—	$—
Mutual funds:
Equity investments large cap	63,940,969	63,940,969	—	—
Equity investments small cap	9,546,212	9,546,212	—	—
Corporate bonds	13,778,284	13,778,284	—	—
Commingled trust funds:
Stable value funds	28,406,795	—	28,406,795	—
Total return funds	20,497,643	—	20,497,643	—
Common stock funds:
U.S. large cap	14,641,679	14,641,679	—	—
U.S. mid cap	4,540,439	4,540,439	—	—
Total	$155,611,060	$106,706,622	$48,904,438	$—
There were no transfers into or out of Level 1 or Level 2 during the year ended December 31, 2014 or 2013.
Note 6 - Tax Status
The Plan received a favorable determination letter from the IRS, dated August 27, 2005, stating that the form of the Plan satisfies the qualification requirements under Section 401(a) of the IRC and the Plan's trust is, therefore, generally exempt from federal income taxes under provisions of Section 501(a). The determination letter also states that in form the Plan satisfies the requirements of IRC Section 4975(e)(7). The Company filed an application for a new determination letter with the IRS in February 2010 and obtained confirmation that the application was received.
Although the Plan has been amended and restated since receiving the determination letter, Plan management believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC and, therefore, is qualified and the related trust is tax exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.
The Plan is subject to routine audits by taxing authorities. There are currently no audits for any tax periods in progress. Plan management believes it is no longer subject to income tax examinations for years prior to 2010.

Note 7 - Related Party Transactions
Prior to January 1, 2015, participants had the option to direct their contributions to be invested in Imation common stock and on, before and after January 1, 2015, the portion of the participant's account invested in Imation common stock continues to be invested in Imation common stock until the participant elects to transfer out of the fund into other investment funds available under the Plan. These transactions, as well as notes receivables from participants, qualify as related party transactions. In addition, Fidelity Management Trust Company (the Trustee) manages the assets of the Plan and executes transactions therein. The Plan's trust paid the Trustee fees of $19,098 and $22,357 for the years ended December 31, 2014 and 2013, respectively. The Trustee is authorized, under contract provisions and by ERISA regulations that provide administrative and statutory exemptions, to invest in funds under its control and in our securities.
For the years ended December 31, 2014 and 2013, such purchases and sales were as follows:

	December 31, 2014		December 31, 2013
	Purchases	Sales	Purchases	Sales
Imation common stock	$109,651	$1,560,551	$62,693	$1,806,970
Trustee-controlled funds	17,651,662	24,643,103	15,041,349	25,118,128
Note 8 - Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits according to the financial statements to the Plan's Form 5500:

	As of December 31,	As of December 31,
	2014	2013
Net assets available for benefits per the financial statements	$140,741,793	$156,409,304
Adjustment from contract value to fair value for fully benefit- responsive investment contracts	324,843	399,865
Net assets available for benefits per Form 5500	$141,066,636	$156,809,169

	For the Year Ended	For the Year Ended
	December 31,	December 31,
	2014	2013
Increase (decrease) in net assets per the financial statements	$(15,667,511)	$3,761,309
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts:
Beginning of year	(399,865)	(882,741)
End of year	324,843	399,865
Net income (loss) and transfer of assets per Form 5500	$(15,742,533)	$3,278,433

SUPPLEMENTAL SCHEDULE

IMATION RETIREMENT INVESTMENT PLAN
SCHEDULE H, PART IV LINE 4(i): SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2014

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
	Money market funds
*	Fidelity Institutional Cash Portfolio	Money market fund		$238,348
	Mutual funds
*	Fidelity Dividend Growth Fund - Class K	Mutual fund, 433,840 units		14,481,589
	FMI Large Cap Fund	Mutual fund, 610,598 units		12,956,893
*	Fidelity Growth Company Fund	Mutual fund, 82,357 units		10,862,120
	Harbor International Fund	Mutual fund, 163,324 units		10,580,118
	PIMCO Total Return Fund - Institutional	Mutual fund, 640,403 units		6,826,691
	Stephens Growth Fund	Mutual fund, 277,829 units		4,606,404
*	Fidelity Freedom 2020 Fund - Class K	Mutual fund, 256,392 units		3,651,019
*	Fidelity Freedom 2025 Fund - Class K	Mutual fund, 226,789 units		3,370,081
	Wells Fargo Small Company Value Fund	Mutual fund, 110,626 units		2,341,959
*	Fidelity Freedom 2035 Fund - Class K	Mutual fund, 117,276 units		1,830,676
*	Fidelity Freedom 2030 Fund - Class K	Mutual fund, 109,004 units		1,653,597
*	Fidelity Freedom 2015 Fund - Class K	Mutual fund, 111,676 units		1,518,790
*	Fidelity Freedom 2010 Fund - Class K	Mutual fund, 63,100 units		832,915
*	Fidelity Freedom 2040 Fund - Class K	Mutual fund, 45,771 units		716,322
	Vanguard Inflation Protected Securities Fund	Mutual fund, 25,378 units		656,524
*	Fidelity Freedom 2045 Fund - Class K	Mutual fund, 31,512 units		506,085
*	Fidelity Freedom Income Fund - Class K	Mutual fund, 33,283 units		394,074
*	Fidelity Freedom 2050 Fund - Class K	Mutual fund, 18,834 units		304,540
*	Fidelity Freedom 2055 Fund - Class K	Mutual fund, 19,715 units		234,604
*	Fidelity Freedom 2005 Fund - Class K	Mutual fund, 16,845 units		218,482
	Commingled trust funds
*	Fidelity Managed Income Portfolio II	Collective trust, 22,245,448 units		22,570,290
*	Fidelity U.S. Equity Index Commingled Pool	Collective trust, 267,638 units		20,905,180
	Common stock funds
	3M Company	Common stock, 388,740 units		13,054,402
*	Imation Corp.	Common stock, 1,041,782 shares		3,948,352
	Notes receivables from participants
*	Notes receivables from participants	Interest rates of 4.25% to 10.50%, maturing at various dates through December 2019.		588,424
				$139,848,479

*	Denotes party-in-interest

**	The information in column (d) is excluded due to nonapplicability because the investments are participant-directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

IMATION RETIREMENT INVESTMENT PLAN
Date:	June 15, 2015	By:	/s/ James C. Ellis
James C. Ellis
Vice President Storage Media

IMATION RETIREMENT INVESTMENT PLAN
EXHIBIT INDEX

The following document is filed as an exhibit to this Report:

Exhibit No.	Document
23.1	Consent of Independent Registered Public Accounting Firm